September 8, 2025

Ross Jerrard
Chief Financial Officer
Caledonia Mining Corp Plc
B006 Millais House
Castle Quay
St Helier, Jersey
Channel Islands JE3 3EF

        Re: Caledonia Mining Corp Plc
            Form 20-F for the Fiscal Year ended December 31, 2024
            Filed May 16, 2025
            File No. 001-38164
Dear Ross Jerrard:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Property, Plant and Equipment and Exploration and evaluation assets, page 39

1. We note that your table on page 39, showing mineral resources for the Blanket Mine,
       Bilboes Surface, Maligreen Surface, and Maligreen Underground, includes summations on the "Grand total" line that were intended to tally inferred volumes with
       those of other resource categories, though also appears to have counted twice the quantities for tonnes and contained gold of the measured and indicated resources.

       We also note that your summation for contained gold associated with the Bilboes indicated resource in the table on page 55 appears to be incorrect.

       Given the limited geological evidence underlying estimates of an inferred mineral resource (as defined in Item 1300 of Regulation S-K), which precludes the application of modifying factors in a manner that would be useful for evaluation of economic
 September 8, 2025
Page 2

       viability, we generally do not find permissible summations of inferred resources with other categories of resources, and therefore believe that you should eliminate such totals from the tables on pages 39, 49, and 56, consistent with the presentation guidance in Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

2. Please expand your disclosures to include a description of the internal controls that are used in your exploration and mineral resource and reserve estimation efforts, as required by Item 1305 of Regulation S-K.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 if you
have questions regarding comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Adam Chester